

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Xin Jin
President and Chief Financial Officer
Arem Pacific Corporation
271 Blackburn Road
Mount Waverly
Victoria, Australia 3149

Re: Arem Pacific Corporation
Form 10-K for Fiscal Year Ended June 30, 2023
File No. 333-207099

Dear Xin Jin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

For 10-K for Fiscal Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm, page 22

1. Please amend your filing to include an audit opinion on the financial statements presented as of and for the year ended June 30, 2022. Refer to PCAOB AS 3101 and Rules 2-02(a)(4) and 8-02 of Regulation S-X. Also, the audit report needs to state the city within the country from which the report was issued pursuant to PCAOB AS 3101.10c.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services